Exhibit 99.3

Wearable Devices Announces First Half 2025 Financial Results

During this period, the Company started generating revenues from commercial sales of its Mudra Link, a universal gesture control wristband

Yokne’am Illit, Israel, September 9, 2025 -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its financial results for the six months ended June 30, 2025, marking its commercial debut with the innovative Mudra Link wristband.

Management Commentary:

“We are excited to kick off 2025 with strong revenue momentum from the Mudra Link and Mudra Band, alongside a significantly reduced net loss compared to last year,” said Asher Dahan, Chairman and Chief Executive Officer of Wearable Devices. “This reflects our foothold in the global wearable tech market, a dynamic sector, as demand for intuitive, touchless interfaces skyrockets. In the first half of 2025, we started the delivery of Mudra Link, a universal gesture control wearable wristband, in addition to continued recognition of revenue from the sale of Mudra Band for Apple Watch, the Company’s B2C products. After a preorder period during which the Mudra Link generated strong customer interest, we began shipping the product at the beginning of 2025 and are pleased to have reached this important milestone.”

Mr. Dahan added: “We continue to invest in our business, as reflected in the modest increases in research and development, sales and marketing, and general and administrative expenses in the period. We’re still in the early stages of growth in the broader wearables industry, and we believe that Wearable Devices is well-positioned to be a leader in the space given our patented AI-based neural input interface technology.

Wearable Devices is riding the wave of a wearable tech revolution, with applications spanning consumer gadgets, military interfaces, and health analytics. The Company is cementing its role as a key player, leveraging AI innovation to meet this surging demand and deliver shareholder value.

The Japan collaboration taps into a tech-savvy market, while the LMM’s potential in cognitive state monitoring positions the Company to penetrate the health wearable market by 2026. Strategic B2B deals, like the military project, could unlock multi-million-dollar contracts as defense sectors prioritize touchless controls.”

First Half 2025 Financial Results and Recent Company Highlights:

●	Revenues: $294,000 from the initial B2C sale of Mudra Link, continuous revenues from Mudra Band for Apple Watch, and B2B collaborations, marking a strategic expansion with Mudra Link’s launch. This reflects Wearable Devices’ new capability to serve both Android and iOS devices, broadening its market reach with a universal neural interface wristband and Apple Watch accessory.

●	Patents Strategy: In 2025, Wearable Devices executed a dynamic and forward-focused patent strategy, which protects core neural interface capabilities and enhances gesture recognition by accurately defining gesture start and end points- eliminating the need for buttons. These patents form the foundation of the Company’s broader IP roadmap, building a broad, adaptable, and defensible global portfolio that covers future wearable bio-potential applications. This strategy positions Wearable Devices to capitalize across consumer XR, industrial automation, and assistive technology markets while safeguarding its technological leadership.

●	Launched a new innovative and disruptive product- the Mudra Link: Officially launched the Mudra Link, the first AI neural interface wristband for Android and beyond, providing advanced neural input technology for Android users.

●	Entering the Japanese Tech-Savvy Market with new collaboration with Media Exceed Co., Ltd. (“Media Exceed”), a leading e-commerce company in Japan. Under this agreement, Media Exceed will serve as a non-exclusive reseller of the award-winning Mudra Band and Mudra Link, bringing Wearable Devices’ innovative neural technology to Japan.

●	Released a new Mudra Link update for Mac and Windows users, transforming it into a personalized neural wristband controller worn on the wrist as well as other significant enhancements.

●	Launched an innovative project to advance human-machine interfaces for military applications. This cutting-edge initiative introduces a touchless neural control system that would enable soldiers to operate critical tactical systems seamlessly, enhancing operational efficiency and safety in high-stakes environments.

In the first half of 2025, Wearable Devices started delivering and recognizing revenues from the Mudra Link, a universal gesture control wearable wristband, in addition to continued recognition of revenue from the sale of Mudra Band for Apple Watch, the Company’s B2C products. Revenues for the six months ended June 30, 2025 were $294 thousand, as compared to approximately $394 thousand compared to the six months ended June 30, 2024. Net loss decreased to $3.7 million, or $(2.3) per basic and diluted share, in the six months ended June 30, 2025, compared to net loss of $4.2 million, or $(16.52) per basic and diluted share, for the six months ended June 30, 2024, primarily related to a decrease in the Company’s operating expenses in 2025.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbols “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that we are well-positioned to be a leader in the space of wearable devices; that we are cementing our role as a key player, leveraging AI innovation to meet this surging demand and deliver shareholder value; the LMM’s potential in cognitive state monitoring positions us to penetrate the health wearable market by 2026; that strategic B2B deals, like the military project, could unlock multi-million-dollar contracts as defense sectors prioritize touchless controls; that our IP strategy positions us to capitalize across consumer XR, industrial automation, and assistive technology markets while safeguarding our technological leadership and the benefits and advantages of our technology and products. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

IR@wearabledevices.co.il

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	2,064	3,089
Short-term bank deposits	1,392	862
Governmental grant receivable	-	17
Other receivables and prepaid expenses	133	322
Inventories	928	1,226

TOTAL CURRENT ASSETS	4,517	5,516

NON-CURRENT ASSETS:

Right-of-use assets	181	330
Property and equipment, net	89	130

TOTAL NON-CURRENT ASSETS	270	460

TOTAL ASSETS	4,787	5,976

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables	93	157
Advance payments	12	83
Convertible promissory note	-	770
Accrued payroll and other employment related accruals	541	402
Accrued expenses	165	392
Lease liabilities	163	291
TOTAL CURRENT LIABILITIES	974	2,095
Lease liabilities	-	21
TOTAL LIABILITIES	974	2,116

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of June 30, 2025 and December 31, 2024; issued and outstanding 2,287,833 shares as of June 30, 2025 and 707,463 shares as of December 31, 2024	67	67
Additional paid-in capital	36,563	32,895
Accumulated losses	(32,817)	(29,102)

TOTAL SHAREHOLDERS’ EQUITY	3,813	3,860

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,787	5,976

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2025	2024
	U.S. dollars in thousands
	(except per share amounts)

Revenues	294	394
Expenses:
Cost of revenues	(272)	(315)
Impairment of product sales inventory	(175)	-
Research and development, net	(1,466)	(1,616)
Sales and marketing expenses	(919)	(1,083)
General and administrative expenses	(1,220)	(1,601)
OPERATING LOSS	(3,758)	(4,221)
FINANCING INCOME, NET	48	11
LOSS BEFORE TAXES	(3,710)	(4,210)
Tax expenses	(5)	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(3,715)	(4,210)

Net loss per ordinary share, basic and diluted	(2.3)	(16.52)

Weighted average number of ordinary shares outstanding basic and diluted	1,404,346	254,912

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,715)	(4,210)

Adjustments required to reconcile net loss to net cash used in operating activities

Depreciation	48	54
Accrued interest on deposits	(7)	39
Interest expenses on convertible promissory note	-	14
Share-based compensation expenses	427	112
Provision for inventory write-off	175	-
Unrealized gain from foreign currency derivative activities	-	61

Changes in operating assets and liabilities items:
Decrease (increase) in inventory	123	(186)
Increase in accounts receivables	-	(47)
Decrease in governmental grants receivables	17	101
Decrease in other receivables and prepaid expenses	189	380
Decrease in advance payments	(72)	(211)
Decrease in accounts payable	(64)	(236)
Increase in accrued payroll and other employment related accruals	138	62
Increase (decrease) in accrued expenses	(226)	206
Net cash used in operating activities	(2,967)	(3,861)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(36)
Proceeds (investments) associated with deposits, net	(522)	4,003
Net cash (used in) provided by investing activities	(529)	3,967
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory note	-	1,920
Repayment of convertible promissory note	(770)	-
Proceeds from issuance of ordinary shares associated to best effort deal	2,200	-
Proceeds from issuance of ordinary shares under inducement offer letter agreement	1,041	-
Proceeds from issuance of ordinary shares associated with the SEPA	-	267
Net cash provided by financing activities	2,471	2,187

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,025)	2,293
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,089	810
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,064	3,103
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest received from deposits	77	110